CHATTER, LLC

Unaudited Financial Statements For The Period of Inception Through December 31, 2016

May 5, 2017



Independent Accountant's Review Report

To Management
Chatter, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet of Chatter, LLC. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 5, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CHATTER, LLC
BALANCE SHEET
DECEMBER 31, 2016
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ASSETS

CURRENT ASSETS

Cash	$	195
TOTAL CURRENT ASSETS		195

NON-CURRENT ASSETS

Fixed Assets, Net		1,200
TOTAL NON-CURRENT ASSETS	$	1,200
TOTAL ASSETS	$	1,395

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Due to Charities		800
TOTAL CURRENT LIABILITIES	$	800
TOTAL LIABILITIES		800

MEMBERS' EQUITY

Contributed Capital		421,107
Retained Earnings (Deficit)		(420,511)
TOTAL MEMBERS' EQUITY		596
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,395

CHATTER, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2016
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Operating Income		
App Raffle Income	$	1,012
Due to Charities		(800)
Gross Profit		213
Operating Expense		
General and Administrative		208,850
App Development		126,565
Advertising and Marketing		85,125
Depreciation		185
		420,723
Net Income from Operations		(420,511)
Net Income	$	(420,511)

CHATTER, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2016
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Net Income (Loss) For The Period	$	(420,511)
Cash Flows From Operating Activities		
Change in amount due to charities		800
Depreciation		185
Net Cash Flows From Operating Activities		984
Cash Flows From Investing Activities		
Purchase of fixed assets		(1,384)
Net Cash Flows From Investing Activities		(1,384)
Cash Flows From Financing Activities		
Change in contributed capital		421,107
Net Cash Flows From Financing Activities		421,107
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		195
Cash at End of Period	$	195

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Chatter, LLC ("the Company") is a limited liability company organized under the laws of the State of Florida and California. The Company operates a mobile application that allows users to bid on personal experiences with celebrity personalities while donating to charity.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Management's estimate of the useful lives of the Company's capital assets is the only significant estimate contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

Fixed assets are stated net of depreciation. The Company capitalizes fixed assets with an original value of $1,000 or more. Depreciation is calculated on a straight-line basis over each asset's estimated useful life.

Revenue

The Company retains a percentage of funds collected through the Chatter for Charity application and platform. The remainder of the funds are remitted to the various charities associated with each of the Company's offerings.

Advertising Costs

      The Company expenses direct advertising costs as incurred.

Income Taxes

      The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2016, the Company elected to be treated as a partnership. All items of revenue and expense for that year were reported by the members on their individual tax returns. The Company's 2016 federal information filing will be subject to inspection by the Internal Revenue Service until 2020.

      The Company is subject to franchise tax filing requirements in the State of California. The Company's 2016 California tax filing will be subject to inspection by the State of California until 2021.

NOTE C- CONCENTRATIONS OF RISK

      Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

      Management considered events subsequent to the end of the period but before May 5, 2017, the date that the financial statements were available to be issued.